DELOITTE CORPORATE FINANCE LLC

STATEMENT OF FINANCIAL CONDITION
AS OF MAY 31, 2024

	2024
ASSETS	
Cash	$ 46,506,789
Accounts receivable — advisory services, net	2,550,108
Accounts receivable – related party (Note 2)	651,767
Prepaid assets	194,932
Deferred costs (Note 1)	6,625,100
Goodwill (Note 1)	16,667,959
TOTAL ASSETS	$ 73,196,655
LIABILITIES AND MEMBER'S EQUITY	
Accounts payable and accrued expenses	$ 101,194
Deferred revenue (Note 1)	6,650,100
TOTAL LIABILITIES	6,751,294
MEMBER'S EQUITY	66,445,361
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 73,196,655

See notes to financial statement.